UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-39177

LIZHI INC.

(Exact Name of Registrant as Specified in Its Charter)

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F ☒     Form 40-F ☐

LIZHI INC. (the “Company”) is furnishing this Form 6-K to report that on July 31, 2023, the Company’s Board of Directors (the “Board”) accepted the resignation tendered by Professor Yike Guo as a director of the Board, effective on August 2, 2023. Following his resignation, Professor Guo will not hold any position at the Company, and the Board will consist of five directors, including three independent directors.

The resignation of Professor Guo was due to personal reasons, and he has confirmed that his resignation was not due to any disagreements with the Company or the Board. The Company is grateful to Professor Guo for his valuable contributions over the past years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIZHI INC.

Date: August 2, 2023	By:	/s/ Jinnan (Marco) Lai
		Name:	Jinnan (Marco) Lai
		Title:	Chief Executive Officer, Director